Filer:  Thermo Cardiosystems Inc.
                                     Subject Company:  Thermo Cardiosystems Inc.
                               Subject Company Exchange Act File No.:  001-10114
                                          Registration Statement No.:  333-


             Thermo Cardiosystems' Proposed Merger With Thoratec
                             Clears Antitrust Review

WOBURN, Mass., December 22, 2000 - Thermo Cardiosystems Inc. (ASE:TCA), a Thermo Electron company, announced today that its proposed merger with Thoratec Laboratories Corporation (NASDAQ:THOR) has cleared antitrust review by the Federal Trade Commission.

      The proposed transaction was announced on October 3, 2000. Under the terms of the agreement, each issued and outstanding share of Thermo Cardiosystems stock will be exchanged for 0.835 shares of newly issued Thoratec stock. The transaction is subject to the approval by shareholders of both companies and other usual conditions. Thermo Cardiosystems and Thoratec shareholders are scheduled to meet separately on February 13, 2001. The companies expect to complete the merger shortly after the shareholder meetings.

      Thermo Cardiosystems Inc. is a leader in the research, development, and manufacture of implantable left ventricular-assist systems (LVAS). Its air-driven and electric HeartMate heart-assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the United States, Europe, and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron. More information is available at http://www.thermocardio.com.

Other Important Information:
The proposed merger between Thermo Cardiosystems and Thoratec is described in a preliminary joint proxy statement/prospectus that has been filed with the Securities and Exchange Commission. You should read this document because it contains important information about the transaction, including the participants in the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's Web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

You can call us at (781) 622-1111, or write to us at:

      Investor Relations Department
      Thermo Cardiosystems Inc.
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046

The portions of this news release that relate to future plans, events, or performance are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to the proposed transaction between Thermo Cardiosystems and Thoratec and the benefits thereof, government regulatory approval processes, and market acceptance of new products. These factors, and others, are discussed more fully under the heading "Risk Factors" in Thoratec's Registration Statement on Form S-4 [File No. 333-49120] filed with the Securities and Exchange Commission on November 1, 2000, and in both companies' other filings with the Securities and Exchange Commission. Actual results, events, or performance may differ materially. These forward-looking statements speak only as of the date hereof. None of Thermo Cardiosystems, Thoratec, or Thermo Electron undertakes any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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